SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


Date: March 18, 2002


                                   GETGO INC.
                                   ----------
                               (Registrant's name)

               Blk 8, 8/F Prosperity Centre 77 Container Port Road
                            Kwai Chung, NT Hong Kong
                            ------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the Registrant files or will file annual reports under the cover of Form 20-F or Form 40-F.)

                    Form 20-F  [X]            Form 40-F  [ ]


(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes  [ ]                  No  [ ]

                GETGO INC. RECEIVES DELISTING NOTICE FROM NASDAQ
                ------------------------------------------------

DENVER, February 22, 2002 /Business Wire/ -- GETGO Inc. ("GETGO"), formerly GETGO Mail.com Inc., (Nasdaq: GTGO) today announced that it has received a Nasdaq Staff Determination indicating that the Company fails to meet the $2,000,000 minimum net tangible assets or the minimum $2,500,000 stockholders' equity requirements for continued listing set forth in Marketplace Rule 4310(c)(2)(B) and that the Company's common stock is, therefore, subject to delisting from The Nasdaq Small Cap Market at the opening of business on February 25, 2002. The Nasdaq Staff Determination also cited the Company's failure to hold an annual shareholders meeting for the year ended December 31, 2000 as required by Market Place Rules 4350(e) and 4350(g) and an additional reason for delisting. The Company has requested a hearing before the Nasdaq Listing Qualifications Panel to review the Staff's determination. There can be no assurance that the Panel will grant the Company's request for continued listing. The Company's request for a hearing with the Panel will stay the delisting of the Company's common stock pending the Panel's decision.

The hearing with Nasdaq is expected to occur within 45 days of the Company's request, but could occur later. At the hearing, GETGO hopes to show that it will be able to comply with the minimum net tangible assets and minimum stockholders' equity requirements of the Market Place Rules. If Nasdaq denies the Company's appeal, shares of the Company's common stock may be traded on the Over-the-Counter Bulletin Board (OTCBB).

For more information on GETGO or any of its subsidiaries please log on to www.getgocorp.com or contact Kristin Johnston at (303) 771-3850 or kjohnston@getgocorp.com.

For further information:

Derrin Smith                                                 Bryan G. Crane
Chairman & CEO                                               Partner
GETGO, Inc.                                                  Muir, Crane & Co.
303-771-3850                                                 213-683-8100


For Immediate Release:

      GETGO, Inc. Announces Letter of Intent with AFC Holdings Incorporated

   AFC Anticipates Providing New Business Development Opportunities for GETGO


Denver, CO - March 5, 2002 - GETGO, Inc., (NASDAQ SC: "GTGO")

     On February 21, 2002, GETGO, Inc. ("GETGO") entered into a Letter of Intent for the acquisition of AFC Holdings, Incorporated ("AFC"), including its related subsidiary enterprises. The Letter of Intent was approved by GETGO's Board of Directors.

     According to GETGO's President/CEO, Dr. Derrin Smith, "Our senior team, both here and at GETGO Asia, have labored to maintain GETGO's business operations during one of the most challenging business shake-outs in the history of the technology markets. Management anticipates that this transaction with AFC will help to generate a viable, U.S.-based, revenue-focused business to augment our on-going Asian operations, while expanding GETGO's interests in basic-industries commerce."

     GETGO and AFC intend that at the closing, AFC shareholders shall own approximately 55% of the issued and outstanding shares based upon the issued and outstanding shares at closing and assuming the exercise of all options priced at or below $1.00 per share. Following the closing, GETGO will change its name to AFC Holdings, Inc., with all but one of the present GETGO members of the Board of Directors resigning and naming replacements designated by AFC. The consummation of the acquisition is subject to certain conditions, including but not limited to: (i) AFC's completion of a private placement of its common stock in which it shall receive gross offering proceeds of at least $1,800,000 (ii) GETGO being satisfied that AFC will complete the acquisitions of Velocast Media, Incorporated and Land and Sea Seafood Company, Inc. or similar acquisitions and
(iii) GETGO entering into definitive agreements with its creditors for the satisfaction of certain outstanding liabilities.

The acquisition will be effected by a mutually agreeable purchase agreement (the "Purchase Agreement") to be negotiated between GETGO and AFC. The acquisition will be structured as either a "share swap", "triangular" or "reverse triangular merger." The Purchase Agreement will contain customary representations and warranties on behalf of GETGO and AFC, customary covenants on behalf of both parties as well as customary no-shop provisions.

For more information on GETGO or any of its subsidiaries, please visit their web site www.getgocorp.com or contact GETGO investor relations, Kristin Johnston, kjohnston@getgocorp.com.

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve a high degree of risk and uncertainty that exist in GETGO Inc.'s proposed operations and business environment. Such statements are predictions only and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include the development of the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history in this business segment.

Additional GETGO Corporate Communications and Investor Relations, contact:

                  MUIR, CRANE & CO.
                  Bryan G. Crane
                  213-683-8100
                  bcrane@muircrane.com

         GETGO INC. RECEIVES DELISTING NOTICE FROM NASDAQ FOR FAILURE TO
                              PAY 2002 ANNUAL FEES
         ---------------------------------------------------------------


DENVER, March 18, 2002 /Business Wire/ -- GETGO Inc. ("GETGO"), formerly GETGO Mail.com Inc., (Nasdaq: GTGO) today announced that it has received a Nasdaq Staff Determination indicating that in addition to the net tangible assets/shareholders' equity/market capitalization/net income, proxy solicitation and annual meeting deficiencies, the Company had failed to pay its outstanding 2002 annual fees totaling $8,000, as required by Nasdaq Marketplace Rules 4310(c)(13) and 4520(b)(01). The Company has requested a hearing before the Nasdaq Listing Qualifications Panel to review the Staff's determination. There can be no assurance that the Panel will grant the Company's request for continued listing.

The hearing before the Nasdaq Listing Qualifications Panel is scheduled for Thursday, March 21, 2002. At the hearing, GETGO hopes to show that it will be able to comply with the minimum net tangible assets and minimum stockholders' equity requirements of the Market Place Rules. If Nasdaq denies the Company's appeal, shares of the Company's common stock may be traded on the Over-the-Counter Bulletin Board (OTCBB).

For more information on GETGO or any of its subsidiaries please log on to www.getgocorp.com or contact Kristin Johnston at (303) 771-3850 or kjohnston@getgocorp.com.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         GETGO, INC.



Date: March 18, 2002                     By: /s/ Derrin R. Smith
      --------------                     ---------------------------------
                                         Derrin R. Smith, President